Law Offices of Thomas E. Puzzo, PLLC
4216 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 3, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Odenza Corp. (the “Company”)
Amendment No. 1 to Form S-1 filed July 30, 2010
File No. 333-1600076

Dear Mr. Schwall:

Submitted pursuant to the staff’s comment letter dated May 11, 2010, please find on EDGAR copies of Amendment No. 1 to the referenced registrant’s Form S-1 (“Amendment No. 1 to Form S-1”) and a redlined Amendment No. 13 to Form S-1.

Amendment No. 1 to the Form S-1 was filed with the Commission via EDGAR on August 3, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 1 to the Form S-1.

In response to the staff’s comments in its May 11, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Form S-1

1.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

H. Roger Schwall
August 3, 2010

The Company acknowledges this comment.

Our Company, page 4

2.	Disclose the expiration date of the option agreement.

The Company has complied with this comment. Please see page 4 to Amendment No. 1 to the Form S-1.

3.
Here you state that the net proceeds of the offering will be spent on the option to acquire an interest in the Island Project lake Austin.  However, we note that this is a registration of securities for resale by certain selling security holders and that you have stated that you will not receive any of the proceeds from the sale of these shares.  Please clarify.

The Company has complied with this comment.  Please see page 17 to Amendment No. 1 to the Form S-1.

Risk Factors, page 6

4.
Given your current cash resources and the challenges you have indicated about raising additional funds, provide a risk factor that specifically addresses the risk that you may not be able to pay the exercise price for the Mineral Property Option Agreement.

The Company has complied with this comment.  Please see page 6 to Amendment No. 1 to the Form S-1.

Selling Security Holders, page 15

5.
We note that you have listed the names of 28 selling shareholders who own 40,000 shares each.  However, you state that the total of the shares being offered is 1,160,000 which differs from our calculations.  Please revise as necessary and identify all selling shareholders.

The Company has complied with this comment.  The Company inadvertently left out one shareholder, Ronald Robinson, who has been added to the list of names.  Please see page 12 to Amendment No. 1 to the Form S-1.

Description of Securities, page 15

6.	Please provide the information required by Item 202 of regulation S-K.

H. Roger Schwall
August 3, 2010

The Company inadvertently named this section “Description of Securities,” when it should have been names “Description of Business,” which the section is now named.    Please see page 15 to Amendment No. 1 to the Form S-1.

A “Description of Securities” section, with Item 202 disclosure, has been added to page 13 to Amendment No. 1 to the Form S-1.

In General, page 16

7.	Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

The Company has complied with this comment.  Please see page 16 to Amendment No. 1 to the Form S-1.

Potential Acquisition of the Island Project Lake Austin, page 16

8.	We note that the time period for objections to the granting of the prospecting license had expired. Please update your disclosure on the status of the license application.

The Company has complied with this comment.  The prospecting license was granted On July 16, 2010, and the Company has added this disclosure.  Please see page 16 to Amendment No. 1 to the Form S-1.

Description of Property

9.	Please clarify, if true, that Victor Caruso is the third-party with whom you have entered into the option agreement as mentioned on page 6.

The Company has complied with this comment.  Please see page 17 to Amendment No. 1 to the Form S-1.

10.	We note your reference to “the recommended three phases described above.” Please provide disclosure regarding these “three phases.”

The Company has complied with this comment.  Please see page 25 to Amendment No. 1 to the Form S-1.

H. Roger Schwall
August 3, 2010

Property History, page 19

11.
We note your disclosure in this section regarding the Galconda and Island Eureka mines and various mining activities conducted since the 1890’s.  Clarify whether these activities took place on the property to which your option agreement applies.  Please remove references to nearby mineral properties and prior exploration activities that have been undertaken in the general area of your property, which may lead investors to infer that you property has commercial mineralization because of its proximity to these areas.  Focus on the disclosure on your mineral claim.

The Company has complied with this comment.  The Company has removed the description under the Property History section and clarified that there is no prior mining activity related to the specific property subject to the Company’s option agreement.  Please see page 19 to Amendment No. 1 to the Form S-1.

Regional Geography, page 19

12.	Clarify whether the term “Project Area” refers to your mineral claim, or explain where your mineral claim is located in reference or the Project Area.

The Company has complied with this comment.  Please see page 19 to Amendment No. 1 to the Form S-1.

Holders, page 26

13.
We note your statement that “the selling stockholders are offering hereby up to 1, 160,000 shares of common stock at an exercise price of $0.10 per share [emphasis added].”  Please explain what is mean by “exercise” price, or revise to remove the reference to an “exercise” price.

The Company has complied with this comment.  Please see page 26 to Amendment No. 1 to the Form S-1.

Management’s Discussion and Analysis, page 27

14.
You state on page 27 that total expenditures over the next 12 months are expected to be approximately $210,508, and your financial statements reflect that you had $31,284 on hand at January 31, 2010.  Your liquidity and capital resources section states that you have enough cash on hand to complete your plans for the next 12 months, but it appears that you do not.  Please revise your liquidity and capital resources section to explain how you intend to raise the additional $179,224.

The Company has complied with this comment.  Please see page 28 to Amendment No. 1 to the Form S-1.

15.	Please expand your discussion regarding your plan of operation. Identify and quantify the various expenditures that comprise your total expected expenditures of $210,508 over the next 12 months.

H. Roger Schwall
August 3, 2010

The Company has complied with this comment.  Please see page 27 to Amendment No. 1 to the Form S-1.

16.
We note that you refer to “various claims.”  Please provide details regarding the plans you have to “locate, investigate and possibly acquire rights to mine various claims.”  State whether you have rights to any properties other than the Island Project lake Austin.

The Company has complied with this comment.  Please see page 27 to Amendment No. 1 to the Form S-1.

Financial Statements, page F-3

17.
Please revise your financial statements to include the label “An exploration stage company” rather than “a development stage company” and revise your footnote disclosure to change this terminology in order to avoid investor confusion concerning the unique implications of the term “development stage” in extractive industries.

The Company has complied with this comment. Please see the financial statements to Amendment No. 1 to the Form S-1.

Undertakings, page II-2

18.
We note that the language in your Undertakings differs somewhat from the language required by Item 512 of Regulation S-K.  Please ensure that you conform the language in your filing o the requirements of Item 512.

The Company has complied with this comment.  Please see page II-2 and II-3 to Amendment No. 1 to the Form S-1.

19.	Pease file the Mineral Property Option Agreement mentioned on page 4 as an exhibit.

The Company has complied with this comment.  Please see page 10.1 to Amendment No. 1 to the Form S-1.

20.
We note that you reference a geological report on page 16 that was prepared by Gregory Curnow, Professional Geologist.  Please provide as an exhibit, a written consent from this person and any other experts whose name is cited, and/or whose work in incorporated into your document to comply with Item 601(b)(23) of in regulation S-K.  These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in you registration statement.

H. Roger Schwall
August 3, 2010

The Company has complied with this comment.  Please see Exhibit 23.3 to Amendment No. 1 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo